Exhibit 99-1
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[GRAPHIC OMITTED]

             KOOR INDUSTRIES' SUBSIDIARY MAKHTESHIM AGAN ANNOUNCES NOMINATION OF MR. AVRAHAM BIGGER AS PRESIDENT AND CEO

Tel Aviv, Israel - November 27 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today that Makhteshim Agan Industries ("MA"), a company in which Koor currently holds approx. 40% in voting rights, has announced that its Chairman of the Board, Mr. Avraham Bigger, has been appointed President and Chief Executive Officer.

The Board of MA has decided, at this stage, on a one year term, during which another President and Chief Executive Officer may be nominated.

Mr. Bigger's appointment as President and Chief Executive Officer is subject to MA's shareholder approval.

Mr. Bigger has a Masters degree in Business Administration from the Hebrew University of Jerusalem. Amongst his other roles, Mr. Bigger served as Chief Executive Officer and a member of the Board of Directors of Paz Oil Company and of Israel General Bank (founded by the Rothschild family). Today, Mr. Bigger serves as Chairman of the Board of Directors of Supersol (Israel's leading supermarket chain) and the Caesarea Edmund Benjamin de Rothschild Development Corporation. Apart from these two Chairmanships, Mr. Bigger will cease his other business roles outside Makhteshim Agan Industries.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                              IR CONTACTS
Avital Lev, CPA, Investor Relations          Ehud Helft/Kenny Green
Koor Industries Ltd.                         GK Investor Relations
Tel: 972 3  607 - 5111                       Tel:  1 866 704 - 6710
Fax: 972 3  607 - 5110                       Fax:  972 3 607 - 4711
avital.lev@koor.com                          ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.